

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 20, 2008

via U.S. Mail

Kenneth V. Huseman, President
Basic Energy Services, Inc.
500 W. Illinois, Suite 100
Midland, Texas 79701

> **Re: Basic Energy Services, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 27, 2008**
> **File No. 333-154760**

Dear Mr. Huseman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We are considering the response you submitted via EDGAR on November 10, 2008, relating to your annual report on Form 10-K for the fiscal year ended December 31, 2007.

2.   We note that you are registering the guarantees related to debt securities that may be issued by Basic Energy Services, Inc. Please explain to us why you believe that you may use Form S-3 to register those guarantees.

Exhibit 5.1

3.   Please note that each time you do a takedown of any of these securities, you must file a clean opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate opinions.

4.   Please obtain and file a revised opinion to address the following comments.

5.   The opinion makes reference to a senior indenture substantially in the form of Exhibit 4.6 and to a subordinated indenture substantially in the form of Exhibit 4.7. However, it appears that these exhibit number references may be incorrect.

6.   The fifth paragraph of the opinion only excludes the Issuer from the assumptions regarding corporate or other power, but it must exclude from the assumptions each of the Guarantors as well.

7.   It is unclear why counsel has assumed that the consideration paid for any common or preferred shares will comply with Section 3 of Article IX of the Delaware Constitution.

8.   It is unclear why in the antepenultimate paragraph counsel expresses "no opinion herein with respect to provisions relating to severability or separability." If these limitations remain in the revised opinion you receive, explain to us why they are necessary and appropriate.

9.   Counsel expresses no opinion other than as to the laws of the State of New York and the Delaware General Corporation Law. However, it is unclear why it excludes from the opinion the laws of the jurisdiction of incorporation or organization of each of the subsidiary guarantors.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>via facsimile</u>

       David C. Buck, Esq.
       (713) 238-7126